Exhibit 21.1
China Education International, Inc.
Subsidiaries of the Registrant

Item	Name	Country/State of Incorporation
Subsidiaries:
1.	China Education Services, Ltd.	British Virgin Islands
2.	Hangzhou Kunjiang Education and Technology Co., Ltd.	China
3.	China Bull Holdings, Inc.	Nevada
Affiliated Entity Consolidated in the Registrant’s Financial Statements:
1.	Shaoxing China Textile City High School	China
2.	Pingtan Lanhua School	China
3.	Hefei Meihua Vocational Training School	China